

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2012

<u>Via E-mail</u>
Mr. Robert Peay
 Chief Financial Officer
Black Diamond, Inc.
2084 East 3900 South
Salt Lake City, Utah 84124

      Re: Black Diamond, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2011
           Filed March 6, 2012
           File No. 1-34767

Dear Mr. Peay:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ David R. Humphrey

                    David R. Humphrey
                    Accounting Branch Chief